Exhibit 99.1

All Resolutions Passed at DirectBooking Technology Extraordinary General

Meeting, Clearing Path for Enhanced Share Capital Structure

Hong Kong, March 26, 2026 – DirectBooking Technology Co., Ltd. (NASDAQ: ZDAI) (hereinafter referred to as “DirectBooking” or the “Company”) announced that shareholders have approved all six resolutions at the Company’s Extraordinary General Meeting, providing full authorization for a major expansion of its share capital, conditional share subdivision and consolidation mechanisms, enhanced voting rights for Class B shares, and adoption of updated governing documents.

Increase of Share Capital

Shareholders resolved by an ordinary resolution that the authorised share capital of the Company be increased from US$250,000 divided into 312,500,000 ordinary shares of US$0.0008 par value each, consisting of (a) 250,000,000 Class A ordinary shares and (b) 62,500,000 Class B ordinary shares, to US$4,000,000 divided into 5,000,000,000 ordinary shares of US$0.0008 par value each, consisting of (a) 4,900,000,000 Class A ordinary shares and (b) 100,000,000 Class B ordinary shares, by the creation of 4,650,000,000 authorised and unissued Class A ordinary shares and 37,500,000 authorised and unissued Class B ordinary shares.

Conditional Subdivision of Share Capital

Shareholders resolved by an ordinary resolution that in the event the closing bid price per listed share of the Company (ticker symbol: ZDAI) on the NASDAQ Stock Market exceeds US$100, the Company grants a general mandate to the Board during the Relevant Period to effect one subdivision of the share capital at a subdivision ratio between 1:2 and 1:100, at the Board’s sole discretion, with subdivided shares retaining the same rights and restrictions as set out in the Articles of Association.

Conditional Consolidation of Share Capital

Shareholders resolved by an ordinary resolution that in the event the closing bid price per listed share of the Company on the NASDAQ Stock Market falls below US$1.00, the Company grants a general mandate to the Board during the Relevant Period to effect one or more consolidations of the share capital at a consolidation ratio between 2:1 and 1,000:1, at the Board’s sole discretion. The Relevant Period extends from the date of passing this resolution until the fifth-year anniversary of the Extraordinary General Meeting or until such mandate is revoked or varied by shareholders, whichever is earlier.

Amendment of Rights of Shares

Shareholders resolved by a special resolution that the voting right attached to each Class B Ordinary Share be amended from 50 votes on all matters subject to vote at general meetings to 100 votes on all such matters, effectively doubling the voting power of Class B shares.

Adoption of the Third Amended and Restated Memorandum and Articles of Association

Shareholders resolved by a special resolution that the third amended and restated memorandum and articles of association of the Company be adopted in substitution for and to the exclusion of the existing memorandum and articles of association, reflecting cumulative changes including the enhanced Class B voting rights (from 50 to 100 votes per share) approved by Board Resolution dated 10 March 2026, and previous share capital adjustments approved by Board Resolution dated 23 January 2026.

Consent to the Repurchase and Issuance of Ordinary Share Rights

Shareholders resolved by a special resolution to consent to the repurchase of 395,834 authorised and issued Class A Ordinary Shares held by Fortiwealth Advisory Co., Ltd., the issuance of 395,834 Class B Ordinary Shares to Fortiwealth Advisory Co., Ltd., and applying the proceeds from the share issuance as consideration for the repurchase. This arrangement effectively converts part of Fortiwealth Advisory’s holding into high-vote shares while keeping the number of shares held by that shareholder unchanged.

The Extraordinary General Meeting was held on 25 March 2026, at Room 2912, 29/F., New Tech Plaza, 34 Tai Yau Street, San Po Kong, Kowloon, Hong Kong, with shareholders of record as of 10 March 2026 entitled to vote in person or by proxy. Each Class A ordinary share carried one vote at the meeting, while each Class B ordinary share carried fifty votes. All six resolutions received the requisite majority of votes cast, in line with the Board of Directors’ unanimous recommendation.

About DirectBooking Technology Co., Ltd.

The Company is a holding company incorporated in the Cayman Islands, and its operations are conducted through its Hong Kong operating subsidiary, Primega Construction Engineering Co. Limited. The Company provides transportation services in Hong Kong’s construction industry and employs environmentally friendly practices with the aim of facilitating the reuse of construction and demolition materials and reducing construction waste. The Company primarily handles the transportation of materials excavated from construction sites. The Company’s services principally consist of (i) soil and rock transportation services and (ii) construction works, which mainly include excavation and lateral support works and bored piling. The Company generally provides its services as a subcontractor to other construction contractors in Hong Kong.

For more information, please contact:

DirectBooking Technology Co., Ltd.

tanyu@primegaghl.com